SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 3, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

Press release announcing the results for the six-month periods ended June 30, 2006 and 2005.

TGS Reports Results for the Second Quarter 2006

And First Half ended June 30, 2006

FOR IMMEDIATE RELEASE: Thursday, August 3, 2006

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a Ps. 88.8 million net income, or Ps. 0.112 per share, (Ps. 0.559 per ADS) for the three-month period ended June 30, 2006, compared to the Ps. 63.8 million or Ps. 0.080 per share (Ps. 0.402 per ADS) reported for the same period of 2005.

The net income increase was mainly due to a positive variation in the operating income of the NGL Production and Commercialization segment (driven basically by higher sale prices and increased tons exported), which increased from Ps. 45.6 million in the second quarter of 2005 to Ps. 78.4 million in the same period of 2006.

Net income for the first half of 2006 was Ps. 179.2 million or Ps. 0.226 per share (Ps. 1.128 per ADS) which compares to Ps. 157.0 million or Ps. 0.198 per share (Ps. 0.988 per ADS) obtained during the same period of the previous year. The increase was mainly due to a better performance of the NGL Production and Commercialization segment reflected by a higher production and an increase in export revenue resulting from both larger volumes and unexpected rise in the international reference prices. This effect was mostly offset by a rise of the financial expenses, due primarily to a foreign exchange rate loss generated by a devaluation of the Argentine peso in the first half of 2006, compared to an appreciation of the local currency in the first semester of 2005, which resulted in a foreign exchange gain.

Second Quarter 2006 vs. Second Quarter 2005

In the three-month period ended June 30, 2006, TGS posted total net revenues of Ps. 300.6 million in comparison with Ps. 234.4 million earned in the same quarter of 2005.

Natural Gas Transportation revenues for the second quarter of 2006 were Ps. 124.0 million, representing a 9.3% increase when compared to the Ps. 113.5 million earned in the same quarter of 2005. This increase primarily reflects additional firm transportation services amounting to Ps. 6.8 million; including Ps. 5.7 million generated by the San Martín pipeline expansion that became operational in July and August 2005. This expansion was financed mostly through the Gas Trust created by the Argentine Government. TGS invested approximately US$ 33 million in this expansion and collects a portion of the revenues generated by these new firm transportation contracts.

The Natural Gas Transportation segment represented approximately 41% and 48% of the Company’s total revenues for the second quarters of 2006 and 2005, respectively. Natural Gas Transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as prohibiting the application of variations in local and international indexes, or any other type of price adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress thus far.

The NGL Production and Commercialization segment revenues grew to Ps. 148.8 million in the three-month period ended June 30, 2006 from Ps. 105.4 million for the same period of 2005, representing a 41.2% increase. This increase is mainly attributable to both (i) higher prices, resulting from international reference prices and increased price of ethane and (ii) an almost 50% rise of volumes exported.

NGL Production and Commercialization revenue accounted for approximately 50% and 45% of the total revenues for the second quarters of 2006 and 2005, respectively. NGL Production and Commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the second quarter of 2006, Other Services revenues amounted to Ps. 27.8 million, a 79.4% increase when compared to the same period of 2005. This increase is mainly due to the effect of higher revenues generated by construction services rendered in the second quarter of 2006.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 9% and 7% for the second quarters of 2006 and 2005, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the second quarter of 2006 rose by Ps. 33.0 million, from Ps. 140.0 million registered in the second quarter of 2005 to Ps. 173.0 million for the same period of 2006, mainly due to higher accruals for easement expenses for Ps. 14.0 million associated with the Gas Transportation business segment.

Net financial expense increased from the Ps. 28.2 million reported for the second quarter of 2005 to Ps. 40.4 million in the same quarter of 2006. The negative variation of Ps. 12.2 million is mostly attributable to the impact of the revaluation of the Argentine peso against the US dollar in the second quarter of 2005 on TGS dollar-denominated net monetary position which generated a foreign exchange gain. This effect was partially compensated by a higher interest income generated by current investments and lower interest expense generated by a reduced indebtedness.

Other income, net amounted to Ps. 7.3 million in the three-month period ended June 30, 2006, which included an advance collected with respect to an insurance liquidation associated with the damage in 2005 of a facility located at the Cerri Complex. In the same quarter of 2005, other expenses, net included a Ps. 3.2 million increase to the allowance accounted for a turnover tax claim, made by Buenos Aires Province on NGL sales billed since 2002.

Income tax expense reported a Ps. 9.4 million negative variation in the second quarter of 2006 compared to the same period of 2005, basically as a result of a higher accrual for Ps. 14.5 million in the 2006 quarter, reflecting the higher net income before income tax of this quarter, partially offset by a higher reversal of a tax loss carry-forward allowance for Ps. 3.7 million.

First Half 2006 vs. First Half 2005

TGS posted in the six-month period ended June 30, 2006 total net revenue of Ps. 640.3 million in comparison to the Ps. 465.9 million earned in the same semester ended June 30, 2005.

Gas transportation revenue for first half 2006 was Ps. 245.9 million, a 10.3% increase compared to Ps. 223.0 million earned in the same period of the previous year.  This increase primarily reflects additional firm transportation services amounting to Ps. 16.3 million; including Ps. 11.3 million generated by the San Martín pipeline expansion, mentioned above.

The NGL production and commercialization segment increased to Ps. 348.3 million in the first half of 2006 from Ps. 213.0 million for the same period of the previous year, representing a 63.5% rise, mainly as a consequence of higher prices, resulting from international reference prices and increased price of ethane, jointly with more tons exported.

In the first half of 2006, Other Services revenues amounted to Ps. 46.1 million, a 54.2% increase compared to the same period of 2005. This increase is mainly due to the effect of higher revenues generated by construction services rendered to two gas producers in the second quarter of 2006.

Costs of sales and administrative and selling expenses for the first half of 2006 rose by Ps. 73.4 million, from Ps. 271.6 million in the same period of 2005 to Ps. 345.0 million in the 2006 period. This variation is mostly attributable to: (i) a Ps. 22.3 million increase in NGL production costs, due basically to rises in the prices of natural gas at well head; (ii) a Ps. 13.9 million raise in easement expenses associated with the Natural Gas Transportation business segment; (iii) Ps. 11.2 million increase in tax on exports; and (iv) a Ps. 9.9 million rise in labor costs.

Net financial expense increased significantly from Ps. 31.6 million, reported for the first half of 2005, to Ps. 113.7 million reported for the 2006 period.  The negative variation of Ps. 82.1 million was principally due to: (i) an appreciation of the Argentine Peso in the first semester of 2005, resulting in exchange rate income of Ps. 68.0 million, and (ii) the devaluation of the local currency against the US dollar in the 2006 semester, which generated an exchange rate loss of Ps. 29.6 million in that period. These effects were partially compensated by a higher interest income generated by current investments and lower interest expense generated by a reduced indebtedness.

Other income, net amounted to Ps. 6.9 million in the semester ended June 30, 2006, which included an advanced collection for Ps. 8.3 million with respect to an insurance liquidation mentioned before.

Income tax expense increased by Ps. 4.0 million in the 2006 semester compared to the same period of 2005, basically as a result of a higher accrual for Ps. 10.9 million in the 2006 period, partially offset by a higher reversal of a tax loss carry-forward allowance for Ps. 5.5 million.

Liquidity and Capital Resources

Cash flow from operating activities for the six-month period ended June 30, 2006 amounted to Ps. 304.9 million. These funds were applied as follows: (i) Ps. 61.4 million to investment activities, (ii) Ps. 148.0 million to financing activities and (iii) the remainder to increase TGS’s cash position. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 71.8 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended

June 30, 2006 and 2005

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

Six month period ended June 30, 2006	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	245.9	348.3	46.1	-	640.3
Operating income (loss)	107.0	191.2	16.8	(19.7)	295.3
Depreciation of PP&E	71.6	15.0	6.9	1.5	95.0
Additions to PP&E	35.0	7.3	12.9	1.1	56.3
Identifiable assets	3,848.3	427.8	184.8	812.2	5,273.1
Identifiable liabilities	91.7	63.1	8.9	2,506.0	2,669.7

Six month period ended June 30, 2005
Net revenues	223.0	213.0	29.9	-	465.9
Operating income (loss)	104.9	95.5	8.6	(14.7)	194.3
Depreciation of PP&E	69.6	14.4	6.8	1.1	91.9
Additions to PP&E	86.3	4.3	1.2	1.3	93.1
Year ended December 31, 2005
Identifiable assets	3,882.9	473.8	183.5	657.0	5,197.2
Identifiable liabilities	68.1	61.1	8.1	2,635.8	2,773.1

Breakdown of Net Financial Expense for the six-month periods ended

June 30, 2006 and 2005

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

	2006	2005
Generated by Assets
Interest	13.5	8.1
Foreign exchange gain / (loss )	15.2	(14.8)
Others	1.1	(1.2)
Total	29.8	(7.9)
Generated by Liabilities
Interest expense	(91.9)	(99.8)
Foreign exchange (loss) / gain	(44.7)	82.8
Others	(6.9)	(6.7)
Total	(143.5)	(23.7)

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

Exhibit IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

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